Exhibit 99.1

eHi Car Services Announces Fourth Quarter and Full Year 2014 Results

SHANGHAI, April 2, 2015 — eHi Car Services Limited (“eHi” or the “Company”) (NYSE: EHIC), a leading car rentals and car services provider in China, today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2014. In November 2014, eHi completed its initial public offering of 10,000,000 American depositary shares (“ADSs”), each representing two Class A common shares of the Company, on the New York Stock Exchange along with private placements concurrent with the offering.

Fourth Quarter 2014 Highlights

•                  Net revenues increased 56.6% year over year, from RMB157.4 million for the fourth quarter of 2013 to RMB246.5 million (US$39.7 million1) for the fourth quarter of 2014

	Three months ended December 31,		Year-Over-Year
(RMB ‘000)	2013	2014	Comparison
Car rentals	103,418	175,728	70.0%
Car services	53,980	70,784	31.1%
Total Net Revenues	157,398	246,512	56.6%

•                  Non-GAAP adjusted EBITDA2 was up 95.4% year over year, from RMB36.9 million for the fourth quarter of 2013 to RMB72.0 million (US$11.6 million) for the fourth quarter of 2014

•                  Non-GAAP adjusted EBITDA margin increased from 23.4% for the fourth quarter of 2013 to 29.2% for the fourth quarter of 2014

•                  Net loss increased from RMB28.5 million for the fourth quarter of 2013 to RMB45.5 million (US$7.3 million) for the fourth quarter of 2014

•                  Total period-end fleet size3 increased by 70.4% year over year, from 11,586 vehicles as of December 31, 2013 to 19,746 vehicles as of December 31, 2014

•                  Average available fleet size4 increased by 70.1% year over year, from 10,875 vehicles for the fourth quarter of 2013 to 18,499 vehicles for the fourth quarter of 2014

•                  Total fleet RevPAC5  increased from RMB157 for the fourth quarter of 2013 to RMB164 for the fourth quarter of 2014

•                  Fleet utilization rate6 for car rentals maintained at 73.1% for the fourth quarter of 2013 and 2014

1  The Company’s business is conducted in China and substantially all of its revenues are denominated in Renminbi (RMB). However, this earnings announcement contains translations of RMB amounts into U.S. dollars (US$) at a rate of US$1.00 equal to RMB6.2046 solely for the convenience of the reader.

2  Non-GAAP adjusted EBITDA is defined as net income or loss before depreciation and amortization, share-based compensation, interest expenses, interest income and provision for income taxes. For more information, refer to “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

3  “Period-end fleet size” refers to the aggregate number of vehicles in the Company’s car rentals and car services fleets as of the last day of a given period to which the Company holds legal title, including vehicles that the Company has written off in accordance with its accounting policy and vehicles that are currently missing but have not been written off.

4  “Average available fleet size” is calculated by dividing the aggregate number of days in which the Company’s fleet was in operation during a given period by the total number of days during the same period. In determining the size of the Company’s fleet in operation, eHi includes all vehicles in its car rentals and car services fleets except for vehicles that have been written off in accordance with its accounting policy and vehicles that have not been consistently made available for rent and that which it may consider to dispose when appropriate opportunities arise.

5   “RevPAC” refers to average daily net revenue per available car, which is calculated by dividing the net revenues during a given period by the aggregate number of days in which the Company’s fleet was in operation during the same period.

6  “Fleet utilization rate” refers to the aggregate transaction days for the Company’s car rental fleet during a given period divided by the aggregate days the car rental fleet was in operation during the same period.

Full Year 2014 Highlights

•                  Net revenues increased 50.3% year over year, from RMB566.4 million for the full year of 2013 to RMB851.2 million (US$137.2 million) for the full year of 2014

	Year ended December 31,		Year-Over-Year
(RMB ‘000)	2013	2014	Comparison
Car rentals	377,013	598,792	58.8%
Car services	189,381	252,373	33.3%
Total Net Revenues	566,394	851,165	50.3%

•                  Non-GAAP adjusted EBITDA was up 175.7% year over year, from RMB102.1 million for the full year of 2013 to RMB281.4 million (US$45.4 million) for the full year of 2014

•                  Non-GAAP adjusted EBITDA margin increased from 18.0% for the full year of 2013 to 33.1% for the full year of 2014

•                  Net loss decreased from RMB152.2 million for the full year of 2013 to RMB93.1 million (US$15.0 million) for the full year of 2014

•                  Average available fleet size increased by 57.8% year over year, from 9,937 vehicles for the full year of 2013 to 15,681 vehicles for the full year of 2014

•                  Total fleet RevPAC increased from RMB156 for the full year of 2013 to RMB165 for the full year of 2014

•                  Fleet utilization rate for car rentals improved from 70.5% for the full year of 2013 to 71.8% for the full year of 2014

Mr. Ray Zhang, eHi’s Chairman and Chief Executive Officer, said, “Our fourth quarter and full year 2014 results reflect the continued and rapid overall expansion of our business, including our total fleet size increase and geographic expansion, while at the same time we maintained an industry leadership position in operating efficiency and fleet utilization. Our listing on the New York Stock Exchange in November 2014 served as an important milestone in our aggressive growth strategy and we continued to work closely with Enterprise, Ctrip and other strategic and business partners. We believe our complementary business model, proprietary technology platform and mobile and internet infrastructure provide us the operational flexibility to capture exciting opportunities and to remain at the forefront of this dynamic industry.”

Mr. Colin Sung, eHi’s Chief Financial Officer, said, “We exceeded our net revenue guidance for 2014 and made continued progress in increasing our operating leverage and improving our margins. Our efforts allowed us to continue to narrow our net loss on a year-over-year basis as we captured greater economies of scale from our business platform and growing car rentals and car services fleets.”

Fourth Quarter 2014 Financial Results

Net revenues for the fourth quarter of 2014 were RMB246.5 million (US$39.7 million), up 56.6% year over year, which was attributable to increases in net revenues from both car rentals and car services.

Revenues from car rentals for the fourth quarter of 2014 were RMB175.7 million (US$28.3 million), up 70.0% year over year, primarily driven by increases in the Company’s average available fleet size and average daily rental rate.

Revenues from car services for the fourth quarter of 2014 were RMB70.8 million (US$11.4 million), up 31.1% year over year, primarily driven by increased demand from the Company’s new and existing corporate customers.

Vehicle operating expenses for the fourth quarter of 2014 were RMB219.7 million (US$35.4 million), up 49.1% year over year, primarily due to increases in depreciation, insurance and store expenses.

Selling, general and administrative expenses for the fourth quarter of 2014 were RMB53.1 million (US$8.6 million), up 41.6% year over year, primarily due to employee related costs such as salaries, welfare expenses and share-based compensation.

Loss from operations for the fourth quarter of 2014 was RMB22.0 million (US$3.6 million), compared to loss from operations of RMB16.9 million for the fourth quarter of 2013.

Net loss for the fourth quarter of 2014 was RMB45.5 million (US$7.3 million), compared to net loss of RMB28.5 million for the fourth quarter of 2013.

Non-GAAP adjusted EBITDA for the fourth quarter of 2014 was RMB72.0 million (US$11.6 million), up 95.4% year over year, mainly due to the continuously increasing average available fleet size and slightly increased RevPAC. Non-GAAP adjusted EBITDA margin for the fourth quarter of 2014 was 29.2%, compared to 23.4% for the fourth quarter of 2013.

Full Year 2014 Financial Results

Net revenues for the full year of 2014 were RMB851.2 million (US$137.2 million), up 50.3% compared to the full year of 2013, primarily due to the Company’s increased fleet size, geographic expansion and increased demand from new and existing corporate customers.

Revenues from car rentals for the full year of 2014 were RMB598.8 million (US$96.5 million), up 58.8% compared to the full year of 2013, driven by increases in the Company’s average available fleet size and average daily rental rate.

Revenues from car services for the full year of 2014 were RMB252.4 million (US$40.7 million), up 33.3% compared to the full year of 2013, driven by increased demand from new and existing corporate customers.

Vehicle operating expenses for the full year of 2014 were RMB718.7 million (US$115.8 million), up 36.5% compared to the full year of 2013, primarily due to depreciation, labor, store and insurance expenses.

The Company disposed of 2,369 used vehicles during 2014 through various sales channels and recorded a loss of RMB0.5 million (US$0.1 million). The loss was recognized as an adjustment to the vehicle related depreciation expense as part of the Company’s vehicle operating expenses.

Selling, general and administrative expenses for the full year of 2014 were RMB167.4 million (US$27.0 million), up 9.5% compared to the full year of 2013, primarily due to employee related costs such as share-based compensation.

Loss from operations for the full year of 2014 was RMB17.9 million (US$2.9 million), compared to loss from operations of RMB99.4 million for the full year of 2013.

Net loss for the full year of 2014 was RMB93.1 million (US$15.0 million), compared to net loss of RMB152.2 million for the full year of 2013.

Non-GAAP adjusted EBITDA for the full year of 2014 was RMB281.4 million (US$45.4 million), up 175.7% compared to the full year of 2013. Non-GAAP adjusted EBITDA margin for the full year of 2014 was 33.1%, compared to 18.0% for the full year of 2013.

As of December 31, 2014, the Company’s cash and cash equivalents balance was RMB926.2 million (US$149.3 million).

Outlook

The Company estimates that its fiscal year 2015 net revenues will be in the range of RMB1.4 billion to RMB1.5 billion, which would represent an increase of approximately 64% to 76% from RMB851.2 million in 2014. The Company estimates that its total period-end fleet size as of December 31, 2015 will be in the range of 35,000 to 40,000 vehicles, which would represent an increase of approximately 77% to 103% from 19,746 vehicles as of December 31, 2014. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

The Company’s management will host an earnings conference call at 8:00 PM U.S. Eastern Time on April 1, 2015 (8:00 AM Beijing/Hong Kong time on April 2, 2015).

Dial-in details for the earnings conference call are as follows:

United States (toll free): 1-888-346-8982

International: 1-412-902-4272

Hong Kong: 852-3018-4992

Mainland China: 86-10-5357-3132

Participants should call in at least 5 minutes before the scheduled start time and ask to be connected to the “eHi Car Services call”.

Additionally, a live and archived webcast of the conference call will be available on the investor relations section of eHi’s website at http://ir.ehi.com.cn.

A replay of the conference call will be accessible by phone at the following numbers until April 12, 2015:

United States (toll free): 1-877-344-7529

International: 1-412-317-0088

Replay Access Code: 10062875

About eHi Car Services Limited

eHi Car Services Limited (NYSE: EHIC) is China’s No. 1 car services provider and No. 2 car rentals provider in terms of market share by revenues in 2013, according to Frost & Sullivan. The Company’s mission is to provide comprehensive mobility solutions as an alternative to car ownership by best utilizing existing resources and sharing economy to create optimal value. eHi distinguishes itself in China’s fast-growing car rental and car services market through its complementary business model, customer-centric corporate culture, broad geographic coverage, efficient fleet management, leading brand name, and commitment to technological innovation. eHi is the exclusive strategic partner in China of Enterprise, the largest car rental company in the world, and is the designated and preferred business partner of Ctrip, a leader in the online travel agency industry in China. For more information regarding eHi, please visit http://en.1hai.cn/.

About Non-GAAP Financial Measures

To supplement its unaudited condensed consolidated financial statements which are presented in accordance with U.S. GAAP, the Company uses adjusted EBITDA as a non-GAAP financial measure. Adjusted EBITDA represents net income or loss before depreciation and amortization, share-based compensation, interest expenses, interest income and provision for income taxes. The Company’s management believes that adjusted EBITDA facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods. For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using adjusted EBITDA is that adjusted EBITDA excludes depreciation and amortization, share-based compensation, interest expenses, interest income and provision for income taxes that have been and will continue to be significant recurring portions of the Company’s business for the foreseeable future.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. eHi may also make written or oral forward-looking statements in its reports filed with or furnished to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about eHi’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: eHi’s goals and strategies; its future business development, financial condition and results of operations; its ability to achieve and sustain profitability; its heavy reliance on its proprietary technology platform; its ability to compete successfully against current and future competitors; its ability to sustain its growth rates and manage its expansion plan; its ability to dispose used vehicles at desirable prices or timing or through appropriate channels; its ability to raise sufficient capital to fund and expand its operations at a reasonable cost; various government policies on automobile control and purchase restrictions in certain Chinese cities; its ability to enhance its brand recognition and maintain a high level of customer satisfaction; its ability to control the losses resulting from customer violation of traffic rules; and its ability to obtain all of the requisite permits, licenses or making all of the requisite filings or registrations or meeting other regulatory requirements for operating car rentals and car services business in China. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is current as of the date of the press release, and eHi does not undertake any obligation to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

eHi Car Services Limited

Tel: +86 (21) 6468-7000 ext. 8742

E-Mail: ir@ehic.com.cn

Mr. Derek Mitchell

Ogilvy Financial

In the U.S.: +1 (646) 867-1888

In China: +86 (10) 8520-6139

E-mail: ehic@ogilvy.com

eHi Car Services Limited

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited

ASSETS

Current assets:
Cash and cash equivalents	630,733,451	926,207,744	149,277,591
Restricted cash	30,247,232	192,758,072	31,066,962
Accounts receivable, net	63,907,848	111,885,971	18,032,745
Prepayments and other current assets	78,853,099	195,605,733	31,525,922
Total current assets	803,741,630	1,426,457,520	229,903,220

Cost method investment	—	152,975,000	24,655,095
Property and equipment, net	1,062,331,035	1,940,047,599	312,678,915
Intangible assets	29,977,317	38,246,326	6,164,189
Vehicle purchase deposits	119,172,859	174,184,628	28,073,466
Other non-current assets	11,199,026	23,728,439	3,824,330
Total assets	2,026,421,867	3,755,639,512	605,299,215

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY/(DEFICIT)

Current liabilities:
Accounts payable	6,554,239	5,487,316	884,395
Accrued expenses and other current liabilities	105,142,801	127,913,033	20,615,838
Income tax payable	2,137,874	2,095,273	337,697
Short-term borrowings	219,640,421	540,519,348	87,115,906
Total current liabilities	333,475,335	676,014,970	108,953,836

Long-term borrowings	375,726,271	713,232,869	114,952,272
Other non-current liabilities	350,000	—	—
Total liabilities	709,551,606	1,389,247,839	223,906,108

Mezzanine equity
Class A convertible redeemable preferred shares	295,199,496	—	—
Series A convertible redeemable preferred shares	68,146,852	—	—
Series B convertible redeemable preferred shares	327,058,282	—	—
Series C convertible redeemable preferred shares	575,422,644	—	—
Series D convertible redeemable preferred shares	377,488,481	—	—
Series E convertible redeemable preferred shares	630,205,581	—	—
Total mezzanine equity	2,273,521,336	—	—

Shareholders’ equity/(deficit)
Common shares	40,281	725,744	116,969
Additional paid-in capital	—	3,621,647,806	583,703,672
Accumulated other comprehensive income	6,582,044	1,144,629	184,481
Accumulated deficits	(963,273,400)	(1,257,126,506)	(202,612,015)
Total shareholders’ equity/(deficit)	(956,651,075)	2,366,391,673	381,393,107
Total liabilities, mezzanine equity and shareholders’ equity/(deficit)	2,026,421,867	3,755,639,512	605,299,215

eHi Car Services Limited

Unaudited Condensed Consolidated Statements of Comprehensive Loss

	Three Months Ended December 31,			Year Ended December 31,
	2013	2014	2014	2013	2014	2014
	RMB	RMB	USD	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Net revenues:
Car Rentals	103,418,500	175,728,385	28,322,275	377,013,398	598,792,396	96,507,816
Car Services	53,979,828	70,783,600	11,408,246	189,380,989	252,372,790	40,675,110
Total net revenues	157,398,328	246,511,985	39,730,521	566,394,387	851,165,186	137,182,926

Vehicle operating expenses	(147,363,877)	(219,695,738)	(35,408,526)	(526,446,044)	(718,699,414)	(115,833,319)
Selling and marketing expenses	(9,652,164)	(11,184,322)	(1,802,586)	(40,439,439)	(35,315,980)	(5,691,903)
General and administrative expenses	(27,845,926)	(41,924,320)	(6,756,974)	(112,416,394)	(132,125,421)	(21,294,752)
Other operating income	10,517,156	4,247,356	684,550	13,549,728	17,122,772	2,759,690
Total operating expenses	(174,344,811)	(268,557,024)	(43,283,536)	(665,752,149)	(869,018,043)	(140,060,284)
Loss from operations	(16,946,483)	(22,045,039)	(3,553,015)	(99,357,762)	(17,852,857)	(2,877,358)

Interest income	136,197	1,364,220	219,872	360,323	4,397,029	708,672
Interest expense	(11,078,230)	(24,559,008)	(3,958,194)	(50,880,171)	(76,937,649)	(12,400,098)
Other income (expense), net	(393,271)	(297,832)	(48,002)	(1,108,275)	(840,303)	(135,432)
Loss before income taxes	(28,281,787)	(45,537,659)	(7,339,339)	(150,985,885)	(91,233,780)	(14,704,216)
(Provision for)/Benefit from income taxes	(230,049)	17,712	2,855	(1,228,145)	(1,911,657)	(308,103)
Net Loss	(28,511,836)	(45,519,947)	(7,336,484)	(152,214,030)	(93,145,437)	(15,012,319)
Accretion on Series A convertible redeemable preferred shares to redemption value	(40,952)	(10,510)	(1,694)	(4,008,032)	(69,598)	(11,217)
Accretion on Series B convertible redeemable preferred shares to redemption value	(2,019,894)	(523,584)	(84,386)	(35,069,326)	(3,451,997)	(556,361)
Accretion on Series C convertible redeemable preferred shares to redemption value	(19,880,154)	(12,006,629)	(1,935,117)	(74,328,662)	(75,476,317)	(12,164,574)
Accretion on Series D convertible redeemable preferred shares to redemption value	(14,033,750)	(8,204,575)	(1,322,337)	(65,070,473)	(51,479,102)	(8,296,925)
Accretion on Series E convertible redeemable preferred shares to redemption value	(7,094,798)	(16,639,646)	(2,681,824)	(7,094,798)	(97,696,064)	(15,745,747)
Accretion on Class A convertible redeemable preferred shares to redemption value	(5,563,627)	(3,520,886)	(567,464)	(5,563,627)	(22,601,694)	(3,642,732)
Deemed contribution from preferred shareholders at extinguishment of convertible bonds	16,750,848	—	—	16,750,848	—	—
Deemed dividends to preferred shareholders at extinguishment of convertible bonds and promissory notes	(44,163,640)	—	—	(44,163,640)	—	—
Modification of warrants	(1,021,523)	—	—	(1,021,523)	—	—
Net loss attributable to common shareholders	(105,579,326)	(86,425,777)	(13,929,306)	(371,783,263)	(343,920,209)	(55,429,875)

Net Loss	(28,511,836)	(45,519,947)	(7,336,484)	(152,214,030)	(93,145,437)	(15,012,319)
Changes in cumulative foreign currency translation adjustment, net of tax of nil	(1,379,395)	(5,577,863)	(898,988)	4,391,112	(5,437,415)	(876,352)
Comprehensive loss	(29,891,231)	(51,097,810)	(8,235,472)	(147,822,918)	(98,582,852)	(15,888,671)

Weighted average number of common shares used in computing net loss per share
Basic	6,096,842	58,074,838	58,074,838	6,096,842	19,198,145	19,198,145
Diluted	6,096,842	58,074,838	58,074,838	6,096,842	19,198,145	19,198,145

Net loss per share attributable to common shareholders
Basic	(17.32)	(1.49)	(0.24)	(60.98)	(17.91)	(2.89)
Diluted	(17.32)	(1.49)	(0.24)	(60.98)	(17.91)	(2.89)

eHi Car Services Limited

Reconciliation of GAAP and Non-GAAP Results

	Three Months Ended December 31,			Year Ended December 31,
	2013	2014	2014	2013	2014	2014
	RMB	RMB	USD	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Net Loss	(28,511,836)	(45,519,947)	(7,336,484)	(152,214,030)	(93,145,437)	(15,012,319)
Add/(Subtract)
Depreciation and amortization	52,902,477	90,827,154	14,638,680	196,321,328	287,443,066	46,327,413
Share-based compensation	1,291,236	3,519,868	567,300	6,206,213	12,681,141	2,043,829
Interest income	(136,197)	(1,364,220)	(219,872)	(360,323)	(4,397,029)	(708,672)
Interest expense	11,078,230	24,559,008	3,958,194	50,880,171	76,937,649	12,400,098
Provision for/(Benefit from) income taxes	230,049	(17,712)	(2,855)	1,228,145	1,911,657	308,103
Adjusted EBITDA	36,853,959	72,004,151	11,604,963	102,061,504	281,431,047	45,358,452